June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jessica Ansart

Re:	GE HealthCare Technologies Inc.
Registration Statement on Form S-1 (File No. 333-272419)

Dear Ms. Ansart:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Evercore Group L.L.C. and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join in the request of GE HealthCare Technologies Inc. that the effective date of the Registration Statement on Form S-1 (File No. 333-272419) (the “Registration Statement”) be accelerated and that it be declared effective June 7, 2023 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

EVERCORE GROUP L.L.C. MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several Underwriters

By:	EVERCORE GROUP L.L.C.

By:	/s/ Sachin Aggarwal
	Name:	Sachin Aggarwal
	Title:	Senior Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Daniel J. F. McCullough
	Name:	Daniel J. F. McCullough
	Title:	Vice President

[Signature Page to Request for Acceleration of Effectiveness]